Exhibit 12.1

Computation of Ratios of Earnings (Loss) to Fixed Charges and Preference Securities Dividends (Unaudited)

	For The Three Months Ended March 31,			For The Year Ended December 31,
	2011		2010	2010	2009	2008	2007	2006
EARNINGS (LOSS)
Earnings (loss) from continuing operations before cumulative effect	$456,269		$10,381,328	$11,198,735	$(265,275,420)	$(23,198,491)	$7,982,844	$28,161,830
Add fixed charges	3,391,020		1,279,627	10,390,228	5,337,082	5,212,793	5,814,147	4,267,020
Add amortization of capitalized interest	5,484		5,349	21,397	3,441,736	37,355	39,511	43,372
Subtract preference securities dividends	(2,096,581)		—	(2,405,895)	—	—	—	—
Subtract capitalized interest	—		—	—	—	(304,342)	(587,884)	(1,037,576)

Earnings (loss) available for fixed charges and preference securities dividends	$1,756,192		$11,666,304	$19,204,465	$(256,496,602)	$(18,252,685)	$13,248,618	$31,434,646

FIXED CHARGES
Interest cost, amortization of debt costs and capitalized interest	$3,391,020		$1,279,627	$10,390,228	$5,337,082	$5,212,793	$5,814,147	$4,267,020

Ratio of earnings (loss) to fixed charges and preference securities dividends	X	(1)	9.12	1.85	X (1)	X (1)	2.28	7.37

X(1)

Due to the Company’s insufficient earnings for the three months ended March 31, 2011, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1,634,828 to achieve a coverage ratio of 1:1. Due to the Company’s losses for the year ended December 31, 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $23,465,478 to achieve a coverage ratio of 1:1. Due to the Company’s losses for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $261,833,684 to achieve a coverage ratio of 1:1.